WEESHING, INC.

Unaudited Financial Statements For Period January 2016- December 2017

January 17th, 2018

WEESHING, INC.

NOTES TO FINANCIAL STATEMENTS

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Weeshing, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives 28% of it's revenue from the B2C and 72% of it's revenues from B2B clients.

The Company will conduct an equity crowdfund offering during the first quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and

assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. The Company doesn't have any previous year recorded losses on uncollectible receivables.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $500 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

NOTE C- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company will be recording a net operating loss in 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. 2017 will be the first income tax filing in the United States. The Company is subject to Franchise Tax requirements in the State of Delaware.

NOTE D- NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to investors of the Series A round. The Notes accrue interest at the rate of 5% per annum and have 36 month terms, with the earliest commencing in October of 2017. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 17th, 2018, the date that the financial statements were available to be issued.

Weeshing

BALANCE SHEET

As of December 31, 2016

ASSETS	
TOTAL ASSETS	
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	
Net Income	$0
Total Equity	$0
TOTAL LIABILITIES AND EQUITY	$0

Weeshing

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Investments (4644)	490.05
Popular Checking (4701)	30.00
SVB Operations (8245)	20,406.50
Total Bank Accounts	**$20,926.55**
Other Current Assets	
Loan to Transistor	52,500.00
Loans to Others	0.00
Prepaid Expenses	0.00
Legal Retainer	5,000.00
Total Prepaid Expenses	**5,000.00**
Total Other Current Assets	**$57,500.00**
Total Current Assets	**$78,426.55**
Fixed Assets	
Trademark	3,000.00
Total Fixed Assets	**$3,000.00**
Other Assets	
Loan to Weeshing Chile	67,884.00
Total Other Assets	**$67,884.00**
TOTAL ASSETS	**$149,310.55**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Investments for Events	500.00
Total Other Current Liabilities	**$500.00**
Total Current Liabilities	**$500.00**
Total Liabilities	**$500.00**
Equity	
Andrey Morales Investment	25,000.00
Colunquen's Investment	200,000.00
Divier Toscano's Investment	30,000.00
Luis Ignacio Ibarra's Investment	9,980.00
Major Tom's Investment	2,600.00
Retained Earnings	0.00
Net Income	-118,769.45
Total Equity	**$148,810.55**
TOTAL LIABILITIES AND EQUITY	**$149,310.55**

Unaudited Financial Statements

Weeshing

PROFIT AND LOSS
January - December 2016

Income	
Total Income	
GROSS PROFIT	
Expenses	
Total Expenses	
NET OPERATING INCOME	
NET INCOME	$0

Weeshing

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
Grant	40,000.00
Total Income	**$40,000.00**
GROSS PROFIT	$40,000.00
Expenses	
Bank Charges & Fees	623.91
Dues & subscriptions	3,163.10
Meals & Entertainment	92.29
Merchant Fees	9.95
Outside Services	71,555.81
Professional Services	0.00
Accounting	398.00
Consulting	8,005.00
Legal	59,471.00
Total Professional Services	**67,874.00**
Telephone	0.39
Travel	15,450.00
Total Expenses	**$158,769.45**
NET OPERATING INCOME	$ -118,769.45
NET INCOME	$ -118,769.45

Weeshing

STATEMENT OF CASH FLOWS
January - December 2016

OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
NET CASH INCREASE FOR PERIOD	
CASH AT END OF PERIOD	$0

Weeshing

STATEMENT OF CASH FLOWS
January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-118,769.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Loan to Transistor	-52,500.00
Loans to Others	0.00
Prepaid Expenses:Legal Retainer	-5,000.00
Investments for Events	500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-57,000.00
Net cash provided by operating activities	$ -175,769.45
INVESTING ACTIVITIES	
Trademark	-3,000.00
Loan to Weeshing Chile	-67,884.00
Net cash provided by investing activities	$ -70,884.00
FINANCING ACTIVITIES	
Andrey Morales Investment	25,000.00
Colunquen's Investment	200,000.00
Divier Toscano's Investment	30,000.00
Luis Ignacio Ibarra's Investment	9,980.00
Major Tom's Investment	2,600.00
Net cash provided by financing activities	$267,580.00
NET CASH INCREASE FOR PERIOD	$20,926.55
CASH AT END OF PERIOD	$20,926.55